EXHIBIT 21.1

Subsidiaries of Timeline, Inc.

WorkWise Software, Inc. – A wholly-owned subsidiary, incorporated in the State of Delaware

Why Systems Incorporated – A wholly-owned subsidiary, incorporated in the State of Washington